

July 8, 2020

Samuel D. Bush
Chief Financial Officer
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

> **Re: Saga Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 13, 2020**
> **File No. 001-11588**

Dear Mr. Bush:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Note 1. Summary of Significant Accounting Policies
Nature of Business, page 54

1.	We note in your disclosure that after the sale of your television stations, you now have one reportable segment. We further note on page 33 that your top five radio markets provide 43% of total revenues and 45% of total operating income. Please identify your operating segments and tell us how they were determined. Refer to the guidance in ASC 280-10-50-1 through 9. Please also provide the disclosures required by ASC 280-10-50-21. This should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology